                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                        AMERICAN COIN MERCHANDISING, INC.
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                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
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                         (Title of Class of Securities)


                                    02516B108
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                                 (CUSIP Number)

                              DAVID A. SCHERL, ESQ.
                     MORRISON COHEN SINGER & WEINSTEIN, LLP
                              750 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 735-8600
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                SEPTEMBER 9, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

                         (Continued on following pages)
                              (Page 1 of 12 pages)

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  CUSIP No. 02516B108                                       Page 2 of 12 pages
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                                  SCHEDULE 13D

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Crane Mergerco Holdings, Inc.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) |_|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

          OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
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               7    SOLE VOTING POWER

  NUMBER OF              0

   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                         1,437,037
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING              0

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                         0

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,437,037
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          22%.
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

          CO
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  CUSIP No. 02516B108                                       Page 3 of 12 pages
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                                  SCHEDULE 13D

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Wellspring Capital Management, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) |_|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

          OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF              0

   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                         1,437,037
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING              0

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                         0

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,437,037
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          22%.
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

          OO, IA
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  CUSIP No. 02516B108                                       Page 4 of 12 pages
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                                  SCHEDULE 13D

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Greg S. Feldman (in the capacity described herein)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) |_|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

          OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF              0

   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                         1,437,037
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING              0

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                         0

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,437,037
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          22%.
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------

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  CUSIP No. 02516B108                                       Page 5 of 12 pages
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ITEM 1.       SECURITY AND ISSUER.
              -------------------

              This Statement on Schedule 13D (this "Statement") relates to the common stock, par value $.01 per share ("Issuer Common Stock"), of American Coin Merchandising, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 5660 Central Avenue, Boulder, Co. 80301.

ITEM 2.       IDENTITY AND BACKGROUND.
              ------------------------

              (a) This Statement is being filed by (i) Crane Mergerco Holdings, Inc., a Delaware corporation ("Parent"), (ii) Wellspring Capital Management, LLC, a Delaware limited liability company ("Wellspring") and (iii) Greg S. Feldman ("Feldman") (collectively, the "Reporting Persons," and each a "Reporting Person"). Parent is controlled by Wellspring, which is in turn controlled by Feldman.

              (b)-(c) Parent's principal business is the ownership of Crane Mergerco, Inc. ("Merger Sub"). The address of Parent's principal office and principal place of business is c/o Wellspring, 620 Fifth Avenue, Suite 216, New York, NY 10020-1579.

              Wellspring's principal business is managing investment funds that acquire, hold and dispose of investments in various companies. The address of Wellspring's principal office and principal place of business is 620 Fifth Avenue, Suite 216, New York, NY 10020-1579.

              Feldman's principal business is acting as a managing member of Wellspring. The address of Feldman's principal office and principal place of business is 620 Fifth Avenue, Suite 216, New York, NY 10020-1579.

              Set forth on Schedule A to this Statement, and incorporated herein by reference, is the name, business address and present principal occupation or employment of each executive officer and director of Parent. Feldman is the sole managing member of Wellspring.

              (d)-(f) During the last five years, none of the Reporting
Persons, nor to the best of Parent's knowledge, any of Parent's directors or executive officers, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws. To the best of Parent's knowledge, each of the directors and executive officers of Parent identified in Schedule A attached hereto is a United States citizen.

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  CUSIP No. 02516B108                                       Page 6 of 12 pages
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ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
              -------------------------------------------------

              The agreement of certain stockholders of the Issuer to execute and deliver the Voting Agreements (described below) was made in consideration for, and as a condition precedent to, Issuer executing the Agreement and Plan of Merger, dated as of September 9, 2001 (the "Merger Agreement"), among Issuer, Parent and Merger Sub. See Item 4

ITEM 4.       PURPOSE OF TRANSACTION
              ----------------------

              On September 9, 2001, Parent, Issuer and Merger Sub entered into the Merger Agreement. Pursuant to the Merger Agreement, Parent has agreed, subject to the approval of the Merger Agreement and the Merger by the Issuer's Stockholders (the "Stockholder Vote"), Parent's right to terminate the Merger Agreement under certain circumstances, and the satisfaction or waiver of various closing conditions, to acquire all of the outstanding common stock of the Issuer in a merger transaction that would pay $8.50 cash for each share of outstanding Issuer Common Stock (the "Merger"). If the Merger is completed, Merger Sub will merge with and into Issuer, with Issuer surviving and becoming a wholly-owned subsidiary of Parent. If and when the Merger is consummated, Merger Sub will cease to exist as a corporation, and all of the business, assets, liabilities and obligations of the Merger Sub will be transferred to Issuer as a matter of law with Issuer remaining as the surviving corporation ("Surviving Corporation"). The foregoing summary of the Merger is qualified in its entirety by reference to the Merger Agreement included as Exhibit 1 to this Statement and incorporated herein in its entirety by reference. The source and amount of funds for the acquisition of the shares of Issuer Common Stock pursuant to the Merger will be described in the proxy statement to be mailed to each stockholder of Issuer prior to the Stockholder Vote.

              As an inducement to Parent to enter into the Merger Agreement, Parent entered into Voting Agreements, each dated as of September 9, 2001 (each, a "Voting Agreement") with each of Richard and Martha Bermingham, Randall Fagundo, John Sullivan, Richard and Melinda Jones, and J. Greg Theisen (collectively, the "Director Parties"). Richard Bermingham, Randall Fagundo, John Sullivan, Richard Jones and J. Greg Theisen are directors of the Issuer.

              As reported in the Issuer's proxy statement, dated March 30, 2001, Richard and Martha Bermingham together beneficially own 40,000 shares of Issuer Common Stock;

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  CUSIP No. 02516B108                                       Page 7 of 12 pages
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Randall Fagundo beneficially owns 314,091 shares of Issuer Common Stock; John Sullivan beneficially owns 17,500 shares of Issuer Common Stock; Richard and Melinda Jones together beneficially own 551,823 shares of Issuer Common Stock; and J. Greg Theisen beneficially owns 513,623 shares of Issuer Common Stock.

              Pursuant to the terms of the Voting Agreements, each of the Director Parties has agreed to the following: (i) at any meeting of stockholders, however called, to cause all outstanding shares of Issuer Common Stock owned thereby to be voted in favor of the approval and adoption of the Merger Agreement and any action contemplated thereby and (ii) in the event that written consents are solicited with respect to approval of the Merger, or with respect to any actions contemplated thereby, to cause any such consent to be executed with respect to all outstanding shares of Issuer Common Stock owned thereby. By executing the respective Voting Agreements, each of the Director Parties irrevocably appointed Parent (or any nominee of Parent) as his, her or its lawful attorney and proxy. Such proxy gives Parent the limited right to vote each of the 1,437,037 shares of Issuer Common Stock beneficially and collectively owned by the Director Parties (the "Shares") in all matters related to the Merger. In exercising its right to vote the Shares as lawful attorney and proxy of the Director Parties, Parent (or any nominee of Parent) will be limited, at every stockholders meeting of Issuer and with respect to every written consent in lieu of such meeting, to vote the Shares in favor of approval of the Merger and the Merger Agreement. The Director Parties may vote their respective Shares on all other matters. The shared voting power with the Issuer relates to 1,437,037 shares of Issuer Common Stock.

              Each of the Voting Agreements terminates upon the earlier to occur of (i) such date and time as the Merger shall become effective and (ii) the date of termination of the Merger Agreement.

              The foregoing summary of the Voting Agreements is qualified in its entirety by reference to the form of Voting Agreement included as Exhibit 2 to this Statement and incorporated herein in its entirety by reference.

              This Statement relates to the Voting Agreements described above.

              (a) Other than as a result of the Merger described in Item 3 above, not applicable.

              (b) Other than as a result of the Merger described in Item 3 above, not applicable.

              (c) Other than as a result of the Merger described in Item 3 above, not applicable.

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  CUSIP No. 02516B108                                       Page 8 of 12 pages
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              (d) Upon consummation of the Merger, the directors of the Surviving Corporation initially are contemplated to be Alexander E. Carles, William F. Dawson, Jr. and Pericles Navab and the officers of the Surviving Corporation initially are contemplated to be the officers of Merger Sub, until their successors are duly elected, appointed or qualified.

              (e) Other than as a result of the Merger described in Item 3 above, not applicable.

              (f) Other than as a result of the Merger described in Item 3 above, not applicable.

              (g) If the Merger is consummated as planned, the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Merger, shall be the Certificate of Incorporation of the Surviving Corporation, except that the same shall be amended to reflect the name of the Issuer, and as so amended shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by Delaware General Corporate Law and such Certificate of Incorporation. If the Merger is consummated as planned, the Bylaws of Merger Sub, as in effect immediately prior to the Merger, shall be the Bylaws of the Surviving Corporation until thereafter amended.

              (h-i) If the Merger is consummated as planned, it is expected that the Issuer Common Stock will be deregistered under the Securities Exchange Act of 1934 and delisted from The Nasdaq Stock Market; however, it is anticipated that Issuer's outstanding trust preferred securities will not be converted or exchanged, but will remain outstanding and will continue to trade on the American Stock Exchange following consummation of the Merger.

              (j) Other than as described above, the Reporting Persons have no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(i) of this Statement (although the Reporting Persons reserve the right to develop such plans).

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.
              -------------------------------------

              (a) -(b) As a result of the Voting Agreements, the Reporting Persons may be deemed to be the beneficial owners of 1,437,037 shares of Issuer Common Stock pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended. Such Issuer Common Stock constitutes approximately 22% of the issued and outstanding shares of Issuer Common Stock (based on 6,531,774 shares of Issuer Common Stock outstanding as reported by the Issuer in its Quarterly Report on Form 10-Q filed on August 9, 2001). Parent has shared power to vote all of the Shares for the limited purposes described above. Parent does not have the sole power to vote or to direct the vote or to dispose or to direct the disposition of any shares of Issuer Common Stock. Each of the Reporting Persons (i) is not entitled to any rights as a stockholder of the Issuer as to the Shares covered by the Voting Agreements and (ii) disclaims any beneficial ownership of the shares of Issuer Common Stock which are covered by the Voting Agreements. To the best of Parent's

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  CUSIP No. 02516B108                                       Page 9 of 12 pages
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knowledge, no shares of Issuer Common Stock are beneficially owned by any of the persons named in Schedule A.

              (c) None of the Reporting Persons, nor to the knowledge of Parent, any person named in Schedule A, has affected any transaction in the Issuer Common Stock within the past 60 days.

              (d) To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Issuer Common Stock beneficially owned by the Reporting Persons.

              (e) Not applicable.

ITEM 6.       CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
              -------------------------------------------------------------
              RESPECT TO SECURITIES OF THE ISSUER
              -----------------------------------

              Except as described below or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons or, to the best of their knowledge, any of the persons named in Schedule A to this Statement or between any of the Reporting Persons and any other person or, to the best of their knowledge, any person named in Schedule A to this Statement and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies, except for Exhibits 1 and 2.

ITEM 7.       MATERIALS TO BE FILED AS EXHIBITS.
              ----------------------------------

              EXHIBIT NO.        DESCRIPTION

                      1 Agreement and Plan of Merger, dated as of September 9, 2001, by and among Crane Mergerco Holdings, Inc., Crane Mergerco Inc. and American Coin Merchandising, Inc.

                      2 Form of Voting Agreement, dated as of September 9, 2001, by and among Crane Mergerco Holdings, Inc. and each of: (i) Richard and Martha Bermingham; (ii) Randal Fagundo; (iii) John Sullivan; (iv) Richard and Melinda Jones; and
                                 (v) J. Greg Theisen.

                      3 Joint Filing Agreement by and among Crane Mergerco Holdings, Inc., Wellspring Capital Management, LLC and Greg S. Feldman.

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  CUSIP No. 02516B108                                       Page 10 of 12 pages
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                                    SIGNATURE

              After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: September 19, 2001

                               CRANE MERGERCO. HOLDINGS, INC.

                               By: /s/ William F. Dawson, Jr.
                                   -----------------------------------------
                                         William F. Dawson, Jr.
                                         President


                                WELLSPRING CAPITAL MANAGEMENT LLC

                                By: /s/ Greg S. Feldman
                                   -----------------------------------------
                                         Greg S. Feldman
                                         Managing Member

                                /s/ Greg S. Feldman
                                --------------------------------------------
                                    GREG S. FELDMAN

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  CUSIP No. 02516B108                                       Page 11 of 12 pages
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                                                                      SCHEDULE A

             ADDITIONAL INFORMATION CONCERNING THE REPORTING PERSONS

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                          CRANE MERGERCO HOLDINGS, INC.

                  Set forth below are the name, position, present principal occupation or employment and business address of each director and executive officer of Crane Mergerco Holdings, Inc. ("Parent") . Unless otherwise indicated, each occupation set forth opposite an executive officer's name refers to employment with Parent. Each person listed below is a citizen of the United States.

Name                                 Position               Principal Occupation            Business Address
William F. Dawson, Jr.     Director, President and       Employed by Wellspring       620 Fifth Avenue,
                           Treasurer                     Capital Management, LLC,     Suite 216
                                                         an investment entity         New York, New York
                                                                                      10020

Pericles Navab             Director, Vice President      Employed by Knightsbridge    620 Fifth Avenue,
                           and Secretary                 Holdings, LLC, an            Suite 216
                                                         investment entity            New York, New York
                                                                                      10020

Alexander E. Carles        Director, Assistant           Employed by Wellspring       620 Fifth Avenue,
                           Treasurer and Assistant       Capital Management, LLC,     Suite 216, New York,
                           Secretary                     an investment entity         New York 10020

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  CUSIP No. 02516B108                                       Page 12 of 12 pages
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                                  EXHIBIT INDEX
                                  -------------


              EXHIBIT NO.        DESCRIPTION

                      1 Agreement and Plan of Merger, dated as of September 9, 2001, by and among Crane Mergerco Holdings, Inc., Crane Mergerco Inc. and American Coin Merchandising, Inc.

                      2 Form of Voting Agreement, dated as of September 9, 2001, by and among Crane Mergerco Holdings, Inc. and each of: (i) Richard and Martha Bermingham; (ii) Randal Fagundo; (iii) John Sullivan; (iv) Richard and Melinda Jones; and
                                 (v) J. Greg Theisen.

                      3 Joint Filing Agreement by and among Crane Mergerco Holdings, Inc., Wellspring Capital Management, LLC and Greg S. Feldman.